Exhibit 99.1

Contact for Media and Investors:

Email: ir@service.netease.com

Tel: (+86) 571-8985-3378

NetEase Announces Fourth Quarter and Fiscal Year 2025 Unaudited Financial Results

Hangzhou, China, February 11, 2026 - NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase” or the “Company”), a leading internet and game services provider, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2025.

Fourth Quarter 2025 Financial Highlights

•	Net revenues were RMB27.5 billion (US$3.9 billion), an increase of 3.0% compared with the same quarter of 2024.

•	Games and related value-added services net revenues were RMB22.0 billion (US$3.1 billion), an increase of 3.4% compared with the same quarter of 2024.

•	Youdao net revenues were RMB1.6 billion (US$223.7 million), an increase of 16.8% compared with the same quarter of 2024.

•	NetEase Cloud Music net revenues were RMB2.0 billion (US$281.5 million), an increase of 4.7% compared with the same quarter of 2024.

•	Innovative businesses and others net revenues were RMB2.0 billion (US$292.8 million), a decrease of 10.4% compared with the same quarter of 2024.

•	Gross profit was RMB17.7 billion (US$2.5 billion), an increase of 8.7% compared with the same quarter of 2024.

•	Total operating expenses were RMB9.4 billion (US$1.3 billion), an increase of 10.9% compared with the same quarter of 2024.

•	Net income attributable to the Company’s shareholders was RMB6.2 billion (US$892.6 million). Non-GAAP net income attributable to the Company’s shareholders was RMB7.1 billion (US$1.0 billion).[1]

•	Basic net income per share was US$0.28 (US$1.40 per ADS). Non-GAAP basic net income per share was US$0.32 (US$1.58 per ADS).[1]

[1] As used in this announcement, non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per share and per ADS are defined to exclude share-based compensation expenses. See the unaudited reconciliation of GAAP and non-GAAP results at the end of this announcement.

Fourth Quarter 2025 and Recent Operational Highlights

•	After years of concentrated, purposeful effort, achieved comprehensive integration of AI across the full game development and gameplay innovation cycle – from art and design to programming, animation and quality assurance – strengthening high volume, scalable production and enabling the smooth rollout of dynamic, AI-native gameplay features in multiple flagship titles.

•	Sustained strong engagement across the Company’s established franchises, demonstrating the durability of its long-term operating capabilities. Key titles, including the Fantasy Westward Journey franchise, Identity V, Eggy Party, Sword of Justice and Where Winds Meet, continued to introduce high-quality content and maintain healthy player communities.

•	Further strengthened the game portfolio globally. Sword of Justice received a strong reception following its global launch, and Where Winds Meet gained traction on multiple platforms, surpassing 80 million cumulative players and delivering high engagement worldwide. Marvel Rivals also further expanded its global influence through player engagement and industry recognition.

•	Blizzard titles delivered sustained engagement in China through enriched content and localized experiences, achieving record-high annual revenue and reaffirming NetEase’s long-term commitment to the market.

“We concluded 2025 with another healthy quarter, reflecting the durability of our long-term game operations and the growing impact of our global titles,” said Mr. William Ding, Chief Executive Officer and Director of NetEase. “AI has become a foundational competency for our development and operations. We have been systematically applying AI throughout game development and gameplay, where it is already driving meaningful improvement in production efficiency and unlocking new interactive experiences for our players that were previously out of reach.

“Looking ahead, we remain focused on delivering exceptional experiences across the NetEase family of businesses. By fostering a creative talent ecosystem, deepening collaboration with partners worldwide and thoughtfully advancing our AI-application capabilities, we aim to further extend the longevity of our franchises while continuing to deliver innovative experiences to create even greater value for our global players and shareholders alike,” Mr. Ding concluded.

Fourth Quarter 2025 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2025 were RMB27.5 billion (US$3.9 billion), compared with RMB28.4 billion and RMB26.7 billion for the preceding quarter and the same quarter of 2024, respectively.

Net revenues from games and related value-added services were RMB22.0 billion (US$3.1 billion) for the fourth quarter of 2025, compared with RMB23.3 billion and RMB21.2 billion for the preceding quarter and the same quarter of 2024, respectively. Net revenues from the operation of online games accounted for approximately 96.8% of the segment’s net revenues for the fourth quarter of 2025, compared with 97.6% and 96.7% for the preceding quarter and the same quarter of 2024, respectively. The quarter-over-quarter decrease in online games net revenues reflected the fact that the prior quarter benefited from a high level of diversified events for the summer period. The year-over-year increase was attributable to higher net revenues from self-developed games, such as Fantasy Westward Journey Online and newly launched games Where Winds Meet and Marvel Rivals.

Net revenues from Youdao were RMB1.6 billion (US$223.7 million) for the fourth quarter of 2025, compared with RMB1.6 billion and RMB1.3 billion for the preceding quarter and the same quarter of 2024, respectively. The year-over-year increase was due to increased net revenues from its online marketing services and learning services.

Net revenues from NetEase Cloud Music were RMB2.0 billion (US$281.5 million) for the fourth quarter of 2025, compared with RMB2.0 billion and RMB1.9 billion for the preceding quarter and the same quarter of 2024, respectively.

Net revenues from innovative businesses and others were RMB2.0 billion (US$292.8 million) for the fourth quarter of 2025, compared with RMB1.4 billion and RMB2.3 billion for the preceding quarter and the same quarter of 2024, respectively. Results from this segment were mainly driven by net revenues from Yanxuan, advertising services and other value-added services, as well as certain inter-segment transaction eliminations. The quarter-over-quarter increase was led by increased net revenues from Yanxuan, advertising services and several other businesses included within the segment. The year-over-year decrease reflected an increase in certain inter-segment transaction eliminations.

Cost of Revenues

Cost of revenues for the fourth quarter of 2025 was RMB9.9 billion (US$1.4 billion), compared with RMB10.2 billion and RMB10.5 billion for the preceding quarter and the same quarter of 2024, respectively. The quarter-over-quarter decrease was primarily driven by decreased revenue-sharing costs. The year-over-year decrease was mainly due to lower royalties for licensed games and lower revenue-sharing costs.

Gross Profit

Gross profit for the fourth quarter of 2025 was RMB17.7 billion (US$2.5 billion), compared with RMB18.2 billion and RMB16.3 billion for the preceding quarter and the same quarter of 2024, respectively.

Operating Expenses

Total operating expenses for the fourth quarter of 2025 were RMB9.4 billion (US$1.3 billion), compared with RMB10.2 billion and RMB8.5 billion for the preceding quarter and the same quarter of 2024, respectively. The variances in both the quarter-over-quarter and year-over-year results were primarily attributable to changes in marketing expenses related to online games.

Other Income/(Expenses)

Other income/(expenses) consisted of investment income/(loss), interest income, net exchange gains/(losses) and others. The quarter-over-quarter and year-over-year decreases were primarily attributable to fair value changes of equity security investments and greater exchange losses in the fourth quarter of 2025.

Income Tax

The Company recorded a net income tax charge of RMB1.3 billion (US$178.8 million) for the fourth quarter of 2025, compared with RMB1.3 billion and RMB1.4 billion for the preceding quarter and the same quarter of 2024, respectively. The effective tax rate for the fourth quarter of 2025 was 16.4%, compared with 13.0% and 13.4% for the preceding quarter and the same quarter of 2024, respectively. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders totaled RMB6.2 billion (US$892.6 million) for the fourth quarter of 2025, compared with RMB8.6 billion and RMB8.8 billion for the preceding quarter and the same quarter of 2024, respectively.

Basic net income was US$0.28 per share (US$1.40 per ADS) for the fourth quarter of 2025, compared with US$0.39 per share (US$1.93 per ADS) and US$0.39 per share (US$1.97 per ADS) for the preceding quarter and the same quarter of 2024, respectively.

Non-GAAP net income attributable to the Company’s shareholders totaled RMB7.1 billion (US$1.0 billion) for the fourth quarter of 2025, compared with RMB9.5 billion and RMB9.7 billion for the preceding quarter and the same quarter of 2024, respectively.

Non-GAAP basic net income was US$0.32 per share (US$1.58 per ADS) for the fourth quarter of 2025, compared with US$0.43 per share (US$2.13 per ADS) and US$0.44 per share (US$2.18 per ADS) for the preceding quarter and the same quarter of 2024, respectively.

Fiscal Year 2025 Financial Results

Net Revenues

Net revenues for fiscal year 2025 were RMB112.6 billion (US$16.1 billion), compared with RMB105.3 billion for fiscal year 2024.

Net revenues from games and related value-added services were RMB92.1 billion (US$13.2 billion) for fiscal year 2025, compared with RMB83.6 billion for fiscal year 2024. Net revenues from the operation of online games accounted for approximately 97.3% of the segment’s total net revenues for fiscal year 2025, compared with 96.2% for fiscal year 2024. The year-over-year increase in online games net revenues was attributable to higher net revenues from Fantasy Westward Journey Online, Identity V and newly launched games Where Winds Meet and Marvel Rivals.

Net revenues from Youdao were RMB5.9 billion (US$845.0 million) for fiscal year 2025, compared with RMB5.6 billion for fiscal year 2024.

Net revenues from NetEase Cloud Music were RMB7.8 billion (US$1.1 billion) for fiscal year 2025, compared with RMB8.0 billion for fiscal year 2024.

Net revenues from innovative businesses and others were RMB6.8 billion (US$973.6 million) for fiscal year 2025, compared with RMB8.1 billion for fiscal year 2024.

Cost of Revenues

Cost of revenues for fiscal year 2025 was RMB40.2 billion (US$5.8 billion), compared with RMB39.5 billion for fiscal year 2024. The year-over-year increase was primarily due to higher royalties for licensed games, which were partially offset by lower revenue-sharing costs.

Gross Profit

Gross profit for fiscal year 2025 was RMB72.4 billion (US$10.4 billion), compared with RMB65.8 billion for fiscal year 2024.

Operating Expenses

Total operating expenses for fiscal year 2025 were RMB36.6 billion (US$5.2 billion), compared with RMB36.2 billion for fiscal year 2024. The year-over-year increase was primarily due to higher marketing expenses and research and development investments for games and related value-added services.

Other Income/(Expenses)

The year-over-year decrease was mainly due to net exchange losses recorded in fiscal year 2025 compared with net exchange gains recorded in fiscal year 2024, as well as lower interest income recognized in fiscal year 2025.

Income Taxes

The Company recorded a net income tax charge of RMB6.0 billion (US$862.7 million) for fiscal year 2025, compared with RMB5.5 billion for fiscal year 2024. The effective tax rate was 14.8% for fiscal year 2025, compared with 15.3% for fiscal year 2024.

Net Income and Non-GAAP Net Income

Net income attributable to the Company’s shareholders for fiscal year 2025 totaled RMB33.8 billion (US$4.8 billion), compared with RMB29.7 billion for fiscal year 2024.

Basic net income was US$1.52 per share (US$7.58 per ADS) for fiscal year 2025, compared with US$1.33 per share (US$6.63 per ADS) for fiscal year 2024.

Non-GAAP net income attributable to the Company’s shareholders for fiscal year 2025 totaled RMB37.3 billion (US$5.3 billion), compared with RMB33.5 billion for fiscal year 2024.

Non-GAAP basic net income was US$1.68 per share (US$8.38 per ADS) for fiscal year 2025, compared with US$1.50 per share (US$7.49 per ADS) for fiscal year 2024.

Other Financial Information

As of December 31, 2025, the Company’s net cash (total cash and cash equivalents, current and non-current time deposits and restricted cash, as well as short-term investments balance, minus short-term and long-term loans) totaled RMB163.5 billion (US$23.4 billion), compared with RMB131.5 billion as of December 31, 2024. Net cash provided by operating activities was RMB50.7 billion (US$7.3 billion) for fiscal year 2025, compared with RMB39.7 billion for fiscal year 2024.

Quarterly Dividend

The board of directors approved a dividend of US$0.232 per share (US$1.16 per ADS) for the fourth quarter of 2025 to holders of ordinary shares and holders of ADSs as of the close of business on March 16, 2026, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. For holders of ordinary shares, in order to qualify for the dividend, all valid documents for the transfer of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30 p.m. on March 16, 2026 (Beijing/Hong Kong Time). The payment date is expected to be March 25, 2026 for holders of ordinary shares and on or around March 27, 2026, for holders of ADSs.

NetEase paid a dividend of US$0.114 per share (US$0.57 per ADS) for the third quarter of 2025 in December 2025.

Under the Company’s current dividend policy, the determination to make dividend distributions and the amount of such distribution in any particular quarter will be made at the discretion of its board of directors and will be based upon the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Share Repurchase Program

On November 20, 2025, the Company announced that its previously approved share repurchase program of up to US$5.0 billion of the Company’s ADSs and ordinary shares in open market or other transactions will be extended for an additional 36 months until January 9, 2029. As of December 31, 2025, approximately 22.1 million ADSs had been repurchased under this program for a total cost of US$2.0 billion.

The extent to which NetEase repurchases its ADSs and its ordinary shares depends upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

** The United States dollar (US$) amounts disclosed in this announcement are presented solely for the convenience of the reader. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a teleconference call with a simultaneous webcast at 7:00 a.m. Eastern Time on Wednesday, February 11, 2026 (Beijing/Hong Kong Time: 8:00 p.m., Wednesday, February 11, 2026). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 1-914-202-3258 and providing conference ID: 10052758, 15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 1-855-883-1031 and entering PIN: 10052758. The replay will be available through February 18, 2026.

This call will be webcast live and the replay will be available for 12 months. Both will be available on NetEase’s Investor Relations website at http://ir.netease.com/.

About NetEase, Inc.

NetEase, Inc. (NASDAQ: NTES and HKEX: 9999, “NetEase”) is a leading internet and game services provider centered around premium content. With extensive offerings across its expanding gaming ecosystem, the Company develops and operates some of the most popular and longest-running mobile and PC games available in China and globally.

Powered by one of the largest in-house game R&D teams focused on mobile, PC and console, NetEase creates superior gaming experiences, inspires players, and passionately delivers value for its thriving community worldwide. By infusing play with culture, and education with technology, NetEase transforms gaming into a meaningful vehicle to build a more entertaining and enlightened world.

Beyond games, NetEase service offerings include its majority-controlled subsidiaries Youdao (NYSE: DAO), an intelligent learning and advertising solutions provider, and NetEase Cloud Music (HKEX: 9899), a well-known online music platform featuring a vibrant content community, as well as Yanxuan, NetEase’s private-label consumer lifestyle brand.

For more information, please visit: http://ir.netease.com/.

Forward Looking Statements

This announcement contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. In addition, statements that are not historical facts, including statements about NetEase’s strategies and business plans, its expectations regarding the growth of its business and its revenue and the quotations from management in this announcement are or contain forward-looking statements. NetEase may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online games market will not continue to grow or that NetEase will not be able to maintain its position in that market in China or globally; risks associated with NetEase’s business and operating strategies and its ability to implement such strategies; NetEase’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; potential changes in regulatory environment in the markets where NetEase operates; the risk that NetEase may not be able to continuously develop new and creative online services or that NetEase will not be able to set, or follow in a timely manner, trends in the market; risks related to evolving economic cycles and geopolitical tensions, including the direct or indirect impacts of national trade, investment, protectionist, tax or other laws or policies as well as export controls and economic or trade sanctions; risks related to the expansion of NetEase’s businesses and operations internationally; risks associated with cybersecurity threats or incidents; and fluctuations in foreign currency exchange rates that could adversely affect NetEase's business and financial results. Further information regarding these and other risks is included in NetEase’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

Non-GAAP Financial Measures

NetEase considers and uses non-GAAP financial measures, such as non-GAAP net income attributable to the Company’s shareholders and non-GAAP basic and diluted net income per ADS and per share, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

NetEase defines non-GAAP net income attributable to the Company’s shareholders as net income attributable to the Company’s shareholders excluding share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders enables NetEase’s management to assess its operating results without considering the impact of share-based compensation expenses. NetEase believes that this non-GAAP financial measure provides useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose. NetEase also believes that the use of this non-GAAP financial measure facilitates investors’ assessment of its operating performance.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP net income attributable to the Company’s shareholders is that it does not reflect all items of expense/ income that affect our operations. Share-based compensation expenses have been and may continue to be incurred in NetEase’s business and are not reflected in the presentation of non-GAAP net income attributable to the Company’s shareholders. In addition, the non-GAAP financial measures NetEase uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited.

NetEase compensates for these limitations by reconciling non-GAAP net income attributable to the Company’s shareholders to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company’s performance. See the unaudited reconciliation of GAAP and non-GAAP results at the end of this announcement. NetEase encourages you to review its financial information in its entirety and not rely on a single financial measure.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31,	December 31,	December 31,
	2024	2025	2025
	RMB	RMB	USD (Note 1)
Assets
Current assets:
Cash and cash equivalents	51,383,310	47,167,904	6,744,921
Time deposits	75,441,355	92,639,378	13,247,255
Restricted cash	3,086,405	4,319,344	617,658
Accounts receivable, net	5,669,027	5,337,819	763,298
Inventories	571,548	689,183	98,552
Prepayments and other current assets, net	6,416,868	7,658,346	1,095,128
Short-term investments	10,756,143	22,803,503	3,260,858
Total current assets	153,324,656	180,615,477	25,827,670

Non-current assets:
Property, equipment and software, net	8,520,101	8,425,327	1,204,806
Land use rights, net	4,172,465	4,047,355	578,764
Deferred tax assets	1,113,435	2,831,423	404,888
Time deposits	3,025,000	2,995,000	428,279
Restricted cash	5,208	3,893	557
Other long-term assets	25,830,685	22,496,585	3,216,968
Total non-current assets	42,666,894	40,799,583	5,834,262
Total assets	195,991,550	221,415,060	31,661,932

Liabilities, Redeemable Noncontrolling Interests and Shareholders’ Equity
Current liabilities:
Accounts payable	720,549	643,164	91,971
Salary and welfare payables	4,683,009	4,889,708	699,219
Taxes payable	2,759,185	3,874,143	553,996
Short-term loans	11,805,051	6,384,417	912,959
Contract liabilities	15,299,222	20,514,540	2,933,540
Accrued liabilities and other payables	14,400,641	16,062,984	2,296,976
Total current liabilities	49,667,657	52,368,956	7,488,661

Non-current liabilities:
Deferred tax liabilities	2,173,117	2,637,258	377,123
Long-term loans	427,997	-	-
Other long-term liabilities	1,228,641	1,304,837	186,589
Total non-current liabilities	3,829,755	3,942,095	563,712
Total liabilities	53,497,412	56,311,051	8,052,373

Redeemable noncontrolling interests	84,272	91,319	13,058

NetEase, Inc.’s shareholders’ equity	138,685,606	160,296,119	22,922,040
Noncontrolling interests	3,724,260	4,716,571	674,461
Total equity	142,409,866	165,012,690	23,596,501

Total liabilities, redeemable noncontrolling interests and shareholders’ equity	195,991,550	221,415,060	31,661,932

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data or per ADS data)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues	26,747,811	28,358,625	27,546,973	3,939,165	105,295,236	112,625,807	16,105,276
Cost of revenues	(10,475,470)	(10,181,020)	(9,854,598)	(1,409,189)	(39,488,152)	(40,223,939)	(5,751,947)
Gross profit	16,272,341	18,177,605	17,692,375	2,529,976	65,807,084	72,401,868	10,353,329

Operating expenses:
Selling and marketing expenses	(2,818,645)	(4,457,675)	(3,888,256)	(556,013)	(14,147,657)	(14,619,702)	(2,090,590)
General and administrative expenses	(1,162,381)	(1,164,573)	(1,050,701)	(150,248)	(4,550,625)	(4,228,189)	(604,623)
Research and development expenses	(4,469,868)	(4,541,891)	(4,434,260)	(634,091)	(17,524,812)	(17,719,110)	(2,533,799)
Total operating expenses	(8,450,894)	(10,164,139)	(9,373,217)	(1,340,352)	(36,223,094)	(36,567,001)	(5,229,012)
Operating profit	7,821,447	8,013,466	8,319,158	1,189,624	29,583,990	35,834,867	5,124,317

Other income/(expenses):
Investment (loss)/income, net	(506,077)	1,379,402	(1,669,086)	(238,676)	355,286	731,511	104,605
Interest income, net	1,174,333	936,706	1,002,404	143,342	4,920,915	3,953,486	565,341
Exchange gains/(losses), net	1,535,312	(373,812)	(517,965)	(74,068)	255,430	(775,937)	(110,958)
Other, net	278,952	153,198	485,863	69,477	602,134	1,086,543	155,374
Income before tax	10,303,967	10,108,960	7,620,374	1,089,699	35,717,755	40,830,470	5,838,679
Income tax	(1,385,014)	(1,316,356)	(1,250,430)	(178,809)	(5,461,408)	(6,032,686)	(862,663)
Net income	8,918,953	8,792,604	6,369,944	910,890	30,256,347	34,797,784	4,976,016

Accretion of redeemable noncontrolling interests	(1,039)	(1,044)	(1,122)	(160)	(3,919)	(4,266)	(610)
Net income attributable to noncontrolling interests and redeemable noncontrolling interests	(151,435)	(175,883)	(126,866)	(18,142)	(554,819)	(1,033,718)	(147,820)
Net income attributable to the Company’s shareholders	8,766,479	8,615,677	6,241,956	892,588	29,697,609	33,759,800	4,827,586

Net income per share *
Basic	2.76	2.70	1.96	0.28	9.28	10.59	1.52
Diluted	2.73	2.67	1.93	0.28	9.19	10.48	1.50

Net income per ADS *
Basic	13.81	13.50	9.78	1.40	46.40	52.97	7.58
Diluted	13.67	13.36	9.66	1.38	45.95	52.42	7.50

Weighted average number of ordinary shares used in calculating net income per share *
Basic	3,174,113	3,191,231	3,191,805	3,191,805	3,200,453	3,186,454	3,186,454
Diluted	3,206,100	3,223,497	3,227,907	3,227,907	3,230,602	3,218,174	3,218,174

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	8,918,953	8,792,604	6,369,944	910,890	30,256,347	34,797,784	4,976,016
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	697,447	617,872	720,367	103,011	2,417,894	2,247,427	321,378
Fair value changes of equity security, other investments and financial instruments	358,852	(1,965,526)	1,308,861	187,165	(841,901)	(1,159,449)	(165,799)
Impairment losses on investments	422,801	1,616,146	857,796	122,663	1,291,627	2,724,476	389,595
Fair value changes of short-term investments	(241,431)	(278,636)	(283,560)	(40,549)	(530,607)	(1,108,409)	(158,500)
Share-based compensation cost	931,444	902,201	847,194	121,147	3,882,939	3,647,662	521,609
Allowance for expected credit losses	12,031	180,085	17,478	2,499	68,934	367,513	52,554
(Gains)/losses on disposal of property, equipment and software	(3,644)	404	(20,063)	(2,869)	(4,758)	(30,286)	(4,331)
Unrealized exchange (gains)/losses	(1,542,986)	368,559	514,469	73,568	(719,162)	688,913	98,513
Losses/(gains) on disposal of long-term investments, business, subsidiaries and other financial instruments	232	(38,072)	(273,438)	(39,101)	(272,415)	(440,913)	(63,050)
Deferred income taxes	404,109	(933,553)	204,920	29,303	320,726	(1,254,125)	(179,337)
Share of results on equity method investees and revaluation results from previously held equity interest	(19,437)	1,389,265	153,645	21,972	155,568	1,537,721	219,891
Changes in operating assets and liabilities:
Accounts receivable	517,850	(194,823)	594,561	85,021	716,375	264,073	37,762
Inventories	42,135	(45,582)	(51,881)	(7,419)	123,780	(117,634)	(16,821)
Prepayments and other assets	(432,196)	(889,519)	701,921	100,373	(809,590)	100,708	14,401
Accounts payable	218,689	16,042	(59,225)	(8,469)	91,142	(71,615)	(10,241)
Salary and welfare payables	1,759,382	(566,362)	1,859,384	265,888	(210,918)	128,573	18,386
Taxes payable	154,651	517,353	(436,268)	(62,385)	187,788	1,112,836	159,133
Contract liabilities	(209,626)	2,579,424	1,048,151	149,884	2,022,196	5,435,054	777,202
Accrued liabilities and other payables	1,022,944	880,072	749,075	107,116	1,530,848	1,869,491	267,334
Net cash provided by operating activities	13,012,200	12,947,954	14,823,331	2,119,708	39,676,813	50,739,800	7,255,695

Cash flows from investing activities:
Purchase of property, equipment and software	(311,982)	(283,645)	(137,818)	(19,708)	(1,275,400)	(1,065,376)	(152,347)
Proceeds from sale of property, equipment and software	9,295	1,261	21,790	3,116	14,533	45,886	6,562
Purchase of intangible assets, content and licensed copyrights	(120,387)	(190,983)	(183,986)	(26,309)	(930,988)	(987,089)	(141,151)
Net changes of short-term investments with terms of three months or less	3,798,989	(1,111,376)	(400,836)	(57,319)	(408,256)	(6,874,340)	(983,017)
Purchase of short-term investments with terms over three months	(4,560,000)	(7,270,000)	(5,600,000)	(800,789)	(8,235,000)	(21,640,000)	(3,094,479)
Proceeds from maturities of short-term investments with terms over three months	2,853,778	1,426,005	7,695,328	1,100,418	2,853,778	17,575,388	2,513,247
Investment/ prepayment for investment in long-term investments and acquisition of subsidiaries	(201,686)	(95,169)	(1,617,947)	(231,363)	(1,103,026)	(4,545,723)	(650,030)
Proceeds from disposal of long-term investments, businesses, subsidiaries and other financial instruments	355,142	1,554,537	624,662	89,325	2,822,585	3,041,482	434,926
Placement/rollover of matured time deposits	(21,691,769)	(49,326,969)	(39,787,587)	(5,689,549)	(154,792,305)	(166,696,968)	(23,837,349)
Proceeds from maturities of time deposits	40,570,700	30,600,384	39,781,381	5,688,662	179,377,113	147,925,757	21,153,102
Change in other long-term assets	(73,553)	75,342	(7,658)	(1,095)	(406,632)	39,639	5,668
Net cash provided by/(used in) investing activities	20,628,527	(24,620,613)	387,329	55,389	17,916,402	(33,181,344)	(4,744,868)

Cash flows from financing activities:
Net changes from loans with terms of three months or less	606,092	536,886	(56,405)	(8,066)	(6,656,988)	243,636	34,840
Proceeds of loans with terms over three months	457,000	1,481,550	92,700	13,256	13,920,080	5,552,800	794,040
Payment of loans with terms over three months	-	(5,879,605)	(975,000)	(139,423)	(14,739,347)	(11,595,012)	(1,658,065)
Net amounts received related to capital contribution from or repurchase of noncontrolling interests shareholders	51,614	18,072	819	117	136,006	103,808	14,844
Net amount (paid)/received related to repurchase of NetEase’s ADSs/ purchase of subsidiaries’ ADSs and shares	(1,595,093)	35,227	(15,398)	(2,202)	(8,830,115)	(639,335)	(91,424)
Dividends paid to NetEase’s shareholders	(1,982,595)	(2,583,740)	(2,575,287)	(368,261)	(11,165,338)	(13,825,681)	(1,977,046)
Net cash used in financing activities	(2,462,982)	(6,391,610)	(3,528,571)	(504,579)	(27,335,702)	(20,159,784)	(2,882,811)

Effect of exchange rate changes on cash, cash equivalents and restricted cash held in foreign currencies	113,792	(117,878)	(175,895)	(25,153)	10,752	(382,454)	(54,690)
Net increase/(decrease) in cash, cash equivalents and restricted cash	31,291,537	(18,182,147)	11,506,194	1,645,365	30,268,265	(2,983,782)	(426,674)
Cash, cash equivalents and restricted cash, at the beginning of the period	23,183,386	58,167,094	39,984,947	5,717,771	24,206,658	54,474,923	7,789,810
Cash, cash equivalents and restricted cash, at the end of the period	54,474,923	39,984,947	51,491,141	7,363,136	54,474,923	51,491,141	7,363,136

Supplemental disclosures of cash flow information:
Cash paid for income taxes, net	603,514	1,967,228	1,068,868	152,846	5,189,585	6,427,207	919,078
Cash paid for interest expenses	24,343	207,879	18,313	2,619	489,622	387,982	55,481

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

UNAUDITED SEGMENT INFORMATION

(in thousands)

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net revenues:
Games and related value-added services	21,242,410	23,327,508	21,966,634	3,141,187	83,622,643	92,148,608	13,177,075
Youdao	1,339,798	1,628,524	1,564,692	223,748	5,625,919	5,909,019	844,979
NetEase Cloud Music	1,880,490	1,964,063	1,968,270	281,459	7,950,146	7,759,450	1,109,587
Innovative businesses and others	2,285,113	1,438,530	2,047,377	292,771	8,096,528	6,808,730	973,635
Total net revenues	26,747,811	28,358,625	27,546,973	3,939,165	105,295,236	112,625,807	16,105,276

Cost of revenues:
Games and related value-added services	(7,075,562)	(7,151,130)	(6,472,229)	(925,516)	(26,142,623)	(27,910,861)	(3,991,201)
Youdao	(699,045)	(940,661)	(859,314)	(122,880)	(2,877,428)	(3,292,191)	(470,777)
NetEase Cloud Music	(1,279,951)	(1,269,289)	(1,285,937)	(183,887)	(5,268,634)	(4,989,858)	(713,540)
Innovative businesses and others	(1,420,912)	(819,940)	(1,237,118)	(176,906)	(5,199,467)	(4,031,029)	(576,429)
Total cost of revenues	(10,475,470)	(10,181,020)	(9,854,598)	(1,409,189)	(39,488,152)	(40,223,939)	(5,751,947)

Gross profit:
Games and related value-added services	14,166,848	16,176,378	15,494,405	2,215,671	57,480,020	64,237,747	9,185,874
Youdao	640,753	687,863	705,378	100,868	2,748,491	2,616,828	374,202
NetEase Cloud Music	600,539	694,774	682,333	97,572	2,681,512	2,769,592	396,047
Innovative businesses and others	864,201	618,590	810,259	115,865	2,897,061	2,777,701	397,206
Total gross profit	16,272,341	18,177,605	17,692,375	2,529,976	65,807,084	72,401,868	10,353,329

The accompanying notes are an integral part of this announcement.

NETEASE, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB 6.9931 on the last trading day of December 2025 (December 31, 2025) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2025, or at any other certain date.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of comprehensive income is set out as follows in RMB and USD (in thousands):

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenues	304,687	267,472	212,072	30,326	1,185,854	1,004,581	143,653
Operating expenses
Selling and marketing expenses	7,435	29,063	33,725	4,823	104,534	132,666	18,971
General and administrative expenses	246,424	209,916	238,298	34,076	1,069,850	916,675	131,083
Research and development expenses	372,898	395,750	363,099	51,922	1,522,701	1,593,740	227,902

The accompanying notes are an integral part of this announcement.

Note 3: The financial information prepared and presented in this announcement might be different from those published and to be published by NetEase’s listed subsidiary to meet the disclosure requirements under different accounting standards requirements.

Note 4: The unaudited reconciliation of GAAP and non-GAAP results is set out as follows in RMB and USD (in thousands, except per share data or per ADS data):

	Three Months Ended				Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2024	2025	2025	2025	2024	2025	2025
	RMB	RMB	RMB	USD (Note 1)	RMB	RMB	USD (Note 1)
Net income attributable to the Company’s shareholders	8,766,479	8,615,677	6,241,956	892,588	29,697,609	33,759,800	4,827,586
Add: Share-based compensation	915,489	886,380	831,031	118,836	3,813,032	3,583,902	512,491
Non-GAAP net income attributable to the Company’s shareholders	9,681,968	9,502,057	7,072,987	1,011,424	33,510,641	37,343,702	5,340,077

Non-GAAP net income per share *
Basic	3.05	2.98	2.22	0.32	10.47	11.72	1.68
Diluted	3.02	2.95	2.19	0.31	10.37	11.60	1.66

Non-GAAP net income per ADS *
Basic	15.25	14.89	11.08	1.58	52.35	58.60	8.38
Diluted	15.09	14.73	10.95	1.57	51.85	57.99	8.29

*  Each ADS represents five ordinary shares.

The accompanying notes are an integral part of this announcement.